04024728

Public Power Corporation S.A.- File No. 82-34707

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

SUPPL

RECEIVED
2004 APR 29 A 11:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

F/DI: 346/21.4.2004

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose :

- a Notice of the results of PPC's Annual General Meeting of the shareholders on April 20th, 2004.
- a Notice regarding the payment of dividend and
- a Notice regarding "Directorate".

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dlw 5/4

Enclosure

PUBLIC POWER CORPORATION S.A.

NOTICE

RESULTS OF THE SECOND ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF "PUBLIC POWER CORPORATION S.A."

"PUBLIC POWER CORPORATION SOCIETE ANONYME" announces that the Second Annual General Meeting of the shareholders, which was accomplished on Tuesday the 20th of April, 2004, decide on the following:

1. Approved the financial statements of the Company for the twelve –month fiscal year from 1.1.2003 to 31.12.2003, after hearing of the reports of the Board of Directors on the events in the said fiscal year and of the chartered auditors.
2. Approved the consolidated financial statements of the Company for the fiscal year from 1.1.2003 to 31.12.2003, after hearing of the reports of the Board of Directors on the consolidated financial statements and of the chartered auditors.
3. Approved the Company's consolidated financial statements, which have been compiled on the basis of International Financial Reporting Standards for the fiscal year from 1.1.2003 to 31.12.2003.
4. Released the Members of the Board of Directors and of the auditors of the Societe Anonyme under the name "Public Power Corporation S.A." from all liability for compensation concerning the financial statements, the administration of the Company and the consolidated financial statements for the fiscal year from 1.1.2003 to 31.12.2003.
5. Approved the distribution of dividend of the Company for the fiscal year from 1.1.2003 to 31.12.2003.
6. Approved the Appointment of auditors for the fiscal year 2004, pursuant to articles 31 and 32 of the Articles of Incorporation of the Company.
7. Approved the remuneration and compensation paid to the Members of the Board of Directors of the Company for the fiscal year from 1.1.2003 to 31.12.2003 and preliminary approval of the gross remuneration and compensation for the fiscal year from 1.1.2004 to 31.12.2004.
8. Approved the fees of the Chartered Auditors for fiscal year from 1.1.2003 to 31.12.2003, on the basis of Greek Law 2190/1920.

ATHENS, April 20, 2004 **FROM THE PRESS OFFICE**

PUBLIC POWER CORPORATION S.A.

NOTICE

The Second Annual General Meeting of the shareholders of PPC SA resolved the payment of dividend of 162.400.000,00 Euro for the fiscal year 1.1.2003 to 31.12.2003, or 0,70 Euro per share. On April 21, 2004 the shares will be traded at the Stock Exchanges ex-dividend. The payment will take place in May, 2004.

ATHENS, April 21 2004 **FROM THE PRESS OFFICE**

PUBLIC POWER CORPORATION S.A.

NOTICE

The Board of Directors of Public Power Corporation S.A. formed a Body following the resolution April 21, 2004 of the Board of Directors of the Company, as follows:

1. Mr. Yannis Paleokrassas (President BoD./ non executive member)
2. Mr. Stergios Nezis (C.E.O. / executive member)
3. Mr. Charalambos David (non executive member)
4. Mr. Georgios Kontaxis (non executive member)
5. Mr. Evaggelos Kroustallakis (non executive member)
6. Mr. Panagiotis Loftsalis (representative of employees / non executive member)
7. Mr. Evaggelos Magirou (non executive member)
8. Mr. Ioannis Manos (representative of the minority / non executive member)
9. Mr. Ioannis Panagopoulos (representative of the OKE* / non executive member)
10. Mr. Anastasios Petrou (representative of employees / non executive member)
11. Mr. Spiridon Theodoropoulos (representative of the minority / non executive member)

** OKE: Greek Economic and Social Committee.*

Athens, April 21, 2004